UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of April 2011

Given Imaging Ltd.
(Translation of Registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of Principal Executive Offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

On or about April 8, 2011, Given Imaging Ltd. sent to its shareholders of record a Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on May 5, 2011 in Israel.  A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 99.1. A Proxy Card is attached to this report as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

April 7, 2011	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card